Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

RECEIVED

2007 JUN -5 A 6:25

Attn: Ms Susan Min
Tel: +1 202 551 6551

07024096

Randers, 1 June 2007

SUPPL

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 24/2007 of 1 June 2007
  "Disclosure requirement regarding share capital and number of voting rights as at 1 June 2007"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

82-34884

Vestas

RECEIVED

2007 JUN -5 A 6:25

Company announcement from Vestas Wind Systems A/S

Randers, 1 June 2007
Company announcement No. 24/2007

Disclosure requirement regarding share capital and number of voting rights as at 1 June 2007

In connection with the implementation of EU's Transparency Directive (2004/109/EF) in Danish legislation, the Danish Financial Supervisory Authority (Finanstilsynet) has issued executive order No. 226 of 15 March 2007 regarding issuers' disclosure requirements.

In accordance with section 17 (2) of the executive order, Vestas Wind Systems A/S is obliged to disclose the total number of voting rights as well as the total share capital of the company as at 1 June 2007.

Consequently, we can inform you that as at 1 June 2007, Vestas Wind Systems A/S has a nominal share capital of DKK 185,204,103. The share capital consists of a single class of shares, and each shareholding of DKK 1.00 carries one vote corresponding to a total number of voting rights of 185,204,103.

Any questions may be addressed to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

END